EXHIBIT 1

Second Quarter 2013 Page 1 of 7

Buenos Aires, Argentina, August 14, 2013 – Empresa Distribuidora y Comercializadora Norte S.A. (NYSE: EDN; Buenos Aires Stock Exchange: EDN) (“EDENOR” or “the Company”), Argentina’s largest electricity distributor, today announced its results for the  second quarter of 2013. All figures are stated in Argentine Pesos and have been prepared in accordance with International Financing Reporting Standards (“IFRS”). Solely for the convenience of the reader, Peso amounts as of and for the period ended June 30, 2013 have been translated into U.S. Dollars at the buying rate for U.S. Dollars quoted by Banco de la Nación Argentina (Banco Nación) on June 30, 2013 of Ps. 5.388.

HIGHLIGHTS

Resolution No. 250/13

According to Resolution 250/13 issued by the Secretary of Energy on May 15, 2013, as of June 30, 2013 the Company recorded an income of Ps. 2,212.6 million from partial recognition of its costs under the Cost Monitoring Mechanism (“CMM”), exhibited under the line “Recognition of major costs - Resolution SE 250/13” within the Income Statement, which by no means implies a tariff increase  and solely represents a compensation of expenses incurred by the Company in the past. Additionally, it recognized net interests of Ps. 171.6 million included under Net Financial Income.

The company was authorized to compensate with the CMM recognition, the debt registered under the PUREE (Programa de Uso Racional de la Energía Eléctrica) for the period due February 28, 2013 amounting the sum of Ps. 1,394.3 million.

As stated in resolution 250/13, CAMMESA was instructed to issue Sale Settlements with Maturity Dates to be Determined for the surplus generated after the compensation between the credits of the CMM and the PUREE debts, to partially compensate the debt with the Wholesale Electric Market due May 7, 2013, totalizing  Ps. 678.1 million, interests included. In addition to this, Edenor is entitled to deposit the remaining Sale Settlements with Maturity Dates to be Determined in the Trust created pursuant to Resolution 347/2012.

As of the date of this quarterly report, the Company is still waiting for the approval of the amounts to be compensated by the ENRE and the Secretary of Energy, because the Sale Settlements with Maturity Dates to be Determined have not yet been issued.

This resolution, allowed the Company to reverse its negative shareholders’ equity previously stated in the Financial Statements  of March 2013.

AESEBA Sale Trust

As of the date of this quarterly report, the Trust purchased Edenor’s bonds for US$ 10 million face value Notes due 2017 and U$S 50.3 million face value Notes due 2022.

Cost Adjustments

In May 2013 we requested an additional increase of 6.96 % to our distribution margins under the CMM to account for fluctuations in the distribution cost base for the period from November 2012 to May 2013.

Salary Agreement

In June 2013, a 5% non-cumulative increase was granted resulting in a 23% increase as from January 2013.

Second Quarter 2013 Page 2 of 7

Trust Resolution 347/12

On  July 4th, 2013 the Company and Nación Fideicomisos S.A. subscribed an Addendum  to the Financial Trust created on November 29, 2012 pursuant to Resolution 347/12 by which  Nación Fideicomisos S.A. in its role of trustee, will issue Debt Representing Values or Valores Representativos de Deuda (“VRD”) under the public offering scheme  authorized by the Argentine Securities Commission (CNV) with a maximum nominal value of Ps. 312.5 million. The purpose of these funds will be the financing of the Company´s  investment plan under the Resolution 347/12 Trust.

The issuance of the new debt, will initially be private with a subsequent  public offering departure and further integration. The interest rate used will be Private  BADLAR and the  debt will be repaid according  to the following scheme: 5% the first year, 10% the second, 28% the third, 29% the fourth and 28% the fifth year.

In this regard, the agreement establishes a payment obligation  by which  the VRD will be exclusive of Nación Fideicomisos S.A. without implying any way of guarantee against the Company, which by under no circumstance shall respond with its assets.

Resolution 216/2013

On August 5, 2013 the Company was notified of Resolution 216/2013 by which the ENRE formally authorized the acquisition by Edenor of EMDERSA, AESEBA and its respective subsidiaries as of march 2011.

Second Quarter 2013 Operating Figures

Financial Highlights Edenor
In Million of Pesos	2Q 2013	2Q 2012	% Change vs 12
Net Sales	820.4	709.5	15.6%
Electric power Purchases	(505.7)	(425.2)	18.9%
Net Operating Loss Before Res. 250/13	(423.0)	(234.9)	80.0%
Net Profit	1,813.8	(259.2)	N/A

Net Sales increased 15.6% to Ps. 820.4 million in the second quarter of 2013 from Ps. 709.5 million in the second  quarter of 2012, mainly due to the additional income from the Resolution No. 347/12 which represents approximately Ps. 99.6 million and an increase in the volume of energy sold.

Volume of Energy Sold increased 6.2% to 5,272 GWh in the second quarter of 2013 from 4,966 GWh in the second quarter of 2012, mainly due to an increase of 11.8% in sales in medium commercial customers.

Electric Power Purchases increased 18.9% to Ps.505.7 million in the second quarter of 2013 from Ps. 425.2 million in the second quarter of 2012, basically due to an increase in the cost set for mobile generation of Ps. 69.5 million.

Net Operating Loss before Res. 250/13 increased Ps. 188.1 million, to a loss of Ps. 423.0 million in the second quarter of 2013 from a loss of Ps. 234.9 million in the second quarter of 2012. This negative result was due to the increases in transmission and distribution expenses of  Ps. 119.6 million, in selling expenses of Ps. 58.5 million and in administrative expenses of Ps. 37.9 million. These increases were generated basically by the salaries increases granted in 2013 and an increase in ENRE penalties of Ps. 63.8 million.

Net Profit (Loss) increased Ps. 2,073.0 million, to a profit of Ps. 1,813.8 million in the second quarter of 2013 from a loss of Ps.259.2 million in the same period of 2012, mainly due to the partial recognition of CMM increases pursuant to Resolution 250/13 of Ps. 2,212.6 and positive interests of Ps. 171.6 million and an increase in net financial income mainly due to Aeseba’s Sale Trust repurchase of Edenor Notes due 2017 and 2022 of Ps.43.8 million partially offset by commercial interests accrued to CAMMESA of Ps. 40.6 million and charges of Ps. 147.6 million in income tax.

Second Quarter 2013 Page 3 of 7

Adjusted EBITDA

Adjusted EBITDA has decreased to a loss of Ps. 207.0 million as of June  30 , 2013  vis à vis a loss of Ps. 51.7 million for the same period of 2012.

	2Q 2013	2Q 2012
	(in million of Pesos)
Operating Loss before Res. 250/13	(423.0)	(234.9)
Depreciation of PP&E	53.3	47.8
Result participation in subsadiaries	1.5	2.4
EBITDA	(368.2)	(184.7)
PUREE Funds	150.2	125.8
Commercial Interests	11.1	7.2
Adjusted EBITDA	(207.0)	(51.7)

Discussion of Financial Results:

Operating Expenses

	Transmission & Distribution expenses			Selling expenses			Administrative expenses			Total expenses		% Variación
	2Q 2013	2Q 2012	% Variation	2Q 2013	2Q 2012	% Variation	2Q 2013	2Q 2012	% Variation	Six Month Ended June 30,
										2013	2012
Salaries and social security taxes	174,212	125,199	39.1%	41,043	32,045	28.1%	34,544	20,405	69.3%	249,799	177,649	40.6%
Pension Plan	3,864	3,372	14.6%	976	899	8.6%	1,065	820	29.9%	5,905	5,091	16.0%
Communications Expenses	1,699	2,005	-15.3%	8,187	5,295	54.6%	379	441	-14.1%	10,265	7,741	32.6%
Allowance for doubtful accounts	0	0	0.0%	19,521	5,399	261.6%	—	—	0.0%	19,521	5,399	261.6%
Supplies Consumption	24,117	19,082	26.4%	—	203	-100.0%	1,452	1,161	25.1%	25,569	20,446	25.1%
Rent and Insurance	1,635	878	86.2%	—	72	-100.0%	5,276	4,112	28.3%	6,911	5,062	36.5%
Security Services	3,328	2,997	11.0%	163	107	52.3%	2,351	1,062	121.4%	5,842	4,166	40.2%
Fees and remuneration for services	160,128	122,095	31.2%	48,127	37,918	26.9%	36,936	17,735	108.3%	245,191	177,748	37.9%
Public Relations and Marketing	0	0	0.0%	—	—	0.0%	571	864	-33.9%	571	864	-33.9%
Advertising and Sponsorship	0	0	0.0%	—	—	0.0%	294	442	-33.5%	294	442	-33.5%
Reimbursement to personnel	210	219	-4.1%	32	172	-81.4%	231	59	291.5%	473	450	5.1%
Depreciation of property, plant and equipment	49,107	47,842	2.6%	2,305	—	0.0%	1,909	—	—	53,321	47,842	11.5%
Directors and Supervisory Committee member´s fees	0	0	0.0%	—	—	0.0%	630	625	0.8%	630	625	0.8%
ENRE penalties	42,590	17,563	142.5%	21,215	2,285	828.4%	—	—	—	63,805	19,848	221.5%
Taxes and Charges	0	0	0.0%	7,761	6,375	21.7%	1,305	1,691	0.0%	9,066	8,066	12.4%
Other	69	151	-54.3%	6	17	-64.7%	325	-43	-855.8%	400	125	220.0%
Total	460,959	341,403	35.0%	149,336	90,787	64.5%	87,268	49,374	76.7%	697,563	481,564	44.9%

Second Quarter 2013 Page 4 of 7

Sales

The following table shows our energy sales by category of customer (in GWh) and the number of clients for each category:

	2Q 2013		2Q 2012			Clients		Clients
	In Gwh	%	In Gwh	%	Variation	June-13	June-12	Variation
Residential	2,136	40.5%	1,973	39.7%	8.3%	2,397,271	2,367,816	1.2%
Small Commercial	440	8.3%	406	8.2%	8.3%	312,826	310,312	0.8%
Medium Commercial	469	8.9%	420	8.4%	11.8%	31,820	31,160	2.1%
Industrial	844	16.0%	831	16.7%	1.6%	6,261	6,105	2.6%
Wheeling System	1,071	20.3%	1,037	20.9%	3.3%	728	697	4.4%
Others
Public Lighting	194	3.7%	188	3.8%	3.1%	22	22	0.0%
Shantytowns and Others	118	2.2%	112	2.2%	5.8%	380	378	0.5%
Total	5,272	100.0%	4,966	100.0%	6.2%	2,749,308	2,716,490	1.2%

Capital Expenditures

During the second quarter of 2013, our capital expenditures amounted to Ps. 279.6 million, compared to Ps. 118.6 million in the second quarter of 2012.  This increase was mainly due to the funds raised under the Trust created by Resolution 347/2012  which are used exclusively to finance infrastructure and corrective maintenance of the facilities.

Our capital expenditures in the second quarter of 2013 consisted mainly of the following:

•	Ps. 221.9 million in new connections due to the increase in our customer base and grid enhancements;
•	Ps. 46.2 million in network maintenance and improvements;
•	Ps. 2.7million in legal requirements;
•	Ps. 3.4 million in communications and telecontrol; and
•	Ps. 5.5 million of other investment projects.

For the six month period ended June 30, 2013, our Capital Expenditures totalized to Ps. 469.5 million, compared to Ps. 216.3 million in the same period of 2012, including capitalized costs in property, plant and equipment.

PUREE Funds In the second quarter of 2013, PUREE funds increased 19.4%, amounting Ps. 150.2 million vis à vis Ps. 125.8 million in the same period of 2012.	Energy Losses In the second quarter of 2013 energy losses decreased 0.7 bps compared to the second quarter of 2012.

Second Quarter 2013 Page 5 of 7

Debt Status

As of today, the outstanding principal amount of our dollar denominated financial debt (net of the senior notes due 2022 that we hold and the notes due 2022 and 2017 held by AESEBA Sale Trust) is US$ 223.0 million, consisting of US$ 14.8 million principal amount of Senior Notes due 2017 and US$ 208.2 million principal amount of Senior Notes due 2022.

Second Quarter 2013 Page 6 of 7

About EDENOR

Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and Pesos).  Through a concession, Edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the city of Buenos Aires, which has a population of approximately 7 million people and an area of 4,637 sq. km.  In 2012, Edenor sold 20,760 GWh of energy and purchased 23,934 GWh of energy, with net sales of approximately Ps. 3.0 billion and net loss of Ps. 1,016.5 million.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Edenor S.A.
6363 Del Libertador Avenue, 4th Floor
(C1428ARG) Buenos Aires, Argentina
Fax: 5411.4346.5358
investor@edenor.com
www.edenor.com

Conference Call Information

There will be a conference call to discuss the Edenor’s quarterly results on Wednesday, August 14, 2013, at 11:00 a.m. Buenos Aires time / 10:00 a.m. New York time. For those interested in participating, please dial + 1(800) 860 - 2442 in the United States or, if outside the United States, +1(412) 858-4600 or 0800-444-2930 in Argentina. Participants should use conference ID Edenor and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at www.edenor.com in the Investor Relations section.

There will be a replay of the conference call available 1 hour after the end of the conference through 08/14/2013 12:00 a.m. NY Time. To access the replay, please dial 1(877) 344-7529 or 1(412) 317-0088. The Conference ID: 10031124

For more information, please access: www.edenor.com ; www.cnv.gob.ar

Second Quarter 2013 Page 7 of 7

Income Statement, Cash Flow and Balance Sheet *
(For the six month period ended June 30, 2013 and 2012
in thousands of U.S. dollars and Argentine Pesos)

Financial tables have been converted into U.S. dollars at a rate of Ps. 5.388 per dollar, the buying rate as of June 30, 2013, solely for the convenience of the reader.

Standalone Income Statement
	30.06.2013		30.06.2012
Continuing Operations	US$	AR$	AR$
Net sales	307,495	1,656,783	1,435,060
Electric power purchases	(184,413)	(993,615)	(829,595)
Subtotal	123,082	663,168	605,465
Transmission and distribution expenses	(164,644)	(887,104)	(636,391)
Gross Margin	(41,562)	(223,936)	(30,926)
Selling expenses	(48,793)	(262,897)	(161,683)
Administrative expenses	(29,769)	(160,395)	(104,356)
Other expenses, net	(8,707)	(46,915)	(49,703)
Result from participation in subsidiaries	(271)	(1,458)	(2,348)
Result from participation in joint venture	1	4	(21)
Operating Result before Res. SE 250/13	(129,101)	(695,597)	(349,037)
Recognition of higher costs-Res. 250/3	410,658	2,212,623	-
Operating Result	281,556	1,517,026	(349,037)
Financial Income	39,773	214,298	45,824
Financial Expenses	(25,223)	(135,900)	(78,680)
Other financial results	(15,951)	(85,946)	(56,370)
Net financial results	(1,401)	(7,548)	(89,226)
Result before income tax	280,156	1,509,478	(438,263)
Income tax	(21,557)	(116,151)	46,711
Income (Loss) from continuing operations	258,598	1,393,327	(391,552)
Discontinued operations	(16,699)	(87,974)	41,687
Income (Loss) for the period	241,899	1,303,353	(349,865)

Basic and diluted loss per share
Income (Loss) per share from continued operations	0.299	1.61	(0.44)
Income (Loss) per share from discontinued operations	(0.021)	(0.10)	0.05

Standalone Cash Flow
	30.06.2013		30.06.2012
Changes in cash and cash equivalents	US$	AR$	AR$
Cash and cash equivalents at beginning of year	11,704	63,059	98,227
Financial income on cash and cash equivalents	2,683	14,455	(9,386)
Change in cash and cash equivalents	9,541	51,405	225,480
Cash and cash equivalents at end of year	23,927	128,919	314,321

Net cashflow provided by operating activities	113,367	610,823	178,197
Net cash flows provided by (used in) investing activities	(86,091)	(463,857)	59,666
Net cash flow (used in) financing activities	(17,736)	(95,561)	(12,383)
Increase in cash and cash equivalents	9,541	51,405	225,480

Standalone Balance Sheet
	30.06.2013		30.06.2012
ASSETS	US$	AR$	AR$
Total non-current assets	890,920	4,692,516	4,953,575
Total current assets	418,995	2,257,545	978,689
Other assets available for sale	7,706	41,518	41,518
TOTAL ASSETS	1,297,620	6,991,579	5,973,782
TOTAL EQUITY	319,513	1,721,534	418,181
LIABILITIES
Total non-current liabilities	470,385	2,534,434	3,812,330
Total current liabilities	507,723	2,735,611	1,743,271
TOTAL LIABILITIES	978,108	5,270,045	5,555,601
TOTAL LIABILITIES AND EQUITY	1,297,620	6,991,579	5,973,782

*Consolidated figures are no longer shown as the Company has discontinued its operations in subsidiaries.